

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2021

Erica J. Rogers
Chief Executive Officer
Silk Road Medical, Inc.
1213 Innsbruck Drive
Sunnyvale, CA 94089

      Re: Silk Road Medical, Inc.
              Form 8-K/A
              Exhibit No. 10.1
              Filed November 4, 2020
              File No. 001-38847

Dear Ms. Rogers:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                  Sincerely,

                  Division of Corporation Finance